Exhibit 99.2

7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814
T: (240) 507-1300, F: (240) 396-5626

News Release

PEBBLEBROOK HOTEL TRUST SUBMITS REVISED HIGHER OFFER TO ACQUIRE LASALLE HOTEL PROPERTIES
Offer Represents a Premium of 13% Over LaSalle’s Sale Agreement with Blackstone

BETHESDA, MD, JUNE 11, 2018 – Pebblebrook Hotel Trust (NYSE: PEB) (“Pebblebrook”) today released an offer letter dated June 11, 2018 to the Board of Trustees of LaSalle Hotel Properties (NYSE: LHO) (“LaSalle”) in which Pebblebrook submitted a revised merger proposal for a strategic combination with LaSalle. This offer was unanimously approved by Pebblebrook's Board of Trustees.

The offer for 100% of LaSalle’s outstanding common shares represents an implied price of $37.80 per LaSalle common share based on a fixed exchange ratio of 0.92 Pebblebrook common share for each LaSalle common share and Pebblebrook’s 5-day VWAP as of June 8, 2018.1 The offer provides a premium of 13% over the $33.50 per share price in LaSalle’s agreement with Blackstone. Pebblebrook’s offer takes into account the $112 million cost of the termination fee LaSalle agreed to pay to Blackstone.

“The Board of Pebblebrook remains convinced that a strategic combination with LaSalle represents a value-maximizing opportunity for the shareholders of both LaSalle and Pebblebrook,” said Jon E. Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust. “The performance of both LaSalle’s and Pebblebrook’s shares since LaSalle’s May 21st announcement of its sale agreement with Blackstone at $33.50 per share is evidence that the investment community and both LaSalle’s and Pebblebrook’s shareholders wholeheartedly agree with us. In fact, we are not aware of any listed equity REIT M&A transactions since 20062 in which a target has agreed to a cash offer at a discount of greater than 1% compared to a competing share or share/cash offer.”

Pebblebrook’s offer provides LaSalle’s common shareholders with the option for each share to elect to receive $37.80 per share in cash instead of Pebblebrook shares, subject to a cap of 20% of LaSalle shares receiving cash and customary pro ration if the number of LaSalle holders electing to receive cash instead of stock is oversubscribed. The per share cash amount is fixed at $37.80 and was calculated by multiplying the fixed exchange ratio of 0.92 and Pebblebrook’s 5-day VWAP of $41.09 as of June 8, 2018.

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1 Pebblebrook’s 5-day VWAP of $41.09 as of June 8, 2018.
2 The only listed equity REIT M&A transaction since 2006 in which a lower cash offer was accepted compared to a competing stock and cash offer was Blackstone’s acquisition of Equity Office Properties in 2007; Blackstone’s offer represented a less than 1% discount to the competing stock/cash offer.

“Our offer is without a doubt a superior proposal to the sale agreement LaSalle executed with Blackstone,” Bortz continued. “It provides both immediate and long-term value for LaSalle shareholders who will be able to benefit from the improving industry fundamentals in this already strong travel environment. In addition, the stock consideration offers LaSalle’s shareholders a more attractive opportunity from a tax perspective, and for those shareholders who want cash, the market has demonstrated that there is substantial liquidity at prices significantly above the Blackstone offer. We are encouraged by the overwhelmingly positive reaction from shareholders of both companies who recognize the upside potential of owning shares in a combined entity that will benefit from the growth and the meaningful operational and investment synergies that would result from bringing these two highly similar companies together. We strongly encourage LaSalle’s Board of Trustees to accept this compelling higher offer and its unique opportunity to create the industry leader that shareholders so clearly desire.”

Raymond James and BofA Merrill Lynch are acting as financial advisors, Hunton Andrews Kurth LLP is acting as legal counsel and Okapi Partners LLC is serving as information agent to Pebblebrook in connection with the proposed transaction.

The full text of Pebblebrook’s letter to LaSalle dated June 11, 2018 follows. A presentation with additional details regarding Pebblebrook’s offer is available at investor.pebblebrookhotels.com.

Letter from Pebblebrook to LaSalle dated June 11, 2018

June 11, 2018
Board of Trustees
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, MD 20814

Ladies and Gentlemen,

The Board of Trustees of Pebblebrook Hotel Trust remains highly focused on a strategic combination of our company with LaSalle Hotel Properties. We are providing this revised higher offer today and urge you to objectively consider the merits and benefits to LaSalle shareholders of the strategic combination and accept our offer.

Our acquisition proposal is superior, by far, to the agreement LaSalle entered into with Blackstone. Under our proposal, LaSalle shareholders will receive consideration of substantially greater value today and will be able to participate in the value creation of the combined company in the future.

Offer and Form of Consideration: Our offer of a combination of shares and cash equals an implied price of $37.801 based on a fixed exchange ratio of 0.92 Pebblebrook common share for each LaSalle common share. LaSalle shareholders will have the option for each share they own to elect either a) a fixed amount of $37.80 in cash; or b) a fixed exchange ratio of 0.92 Pebblebrook share. A maximum of 20% of the outstanding LaSalle shares will receive cash and those electing cash will be subject to pro rata cutbacks in the event more than 20% of LaSalle shares elect cash. Our proposal takes into account the $112 million termination fee agreed to in the current agreement with Blackstone.

•	Our $37.80[1] per share offer represents a premium of 13% to the current Blackstone agreement of $33.50 per share.

Our offer clearly represents a superior value proposition to LaSalle shareholders and we urge you to exercise your fiduciary duty and termination rights and enter into a merger agreement with Pebblebrook to allow LaSalle shareholders the opportunity to approve our higher offer. We are not aware of any listed equity REIT M&A transaction since 2006 in which a target has agreed to a cash offer at a discount of greater than 1% compared to a competing share or share and cash offer.2

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1 Based on Pebblebrook’s 5-day VWAP of $41.09 as of June 8, 2018.
2 The only listed equity REIT M&A transaction since 2006 in which a lower cash offer was accepted compared to a competing stock and cash offer was Blackstone’s acquisition of Equity Office Properties in 2007; Blackstone’s offer represented a less than 1% discount to the competing stock/cash offer.

We are prepared to enter into a merger agreement essentially identical to the Blackstone agreement adapted merely to reflect our proposed merger terms. The key terms of our proposed agreement are set forth in the attached Exhibit A, and we are simultaneously sending you the full merger agreement under separate cover.

Pebblebrook’s track record of success as a public company and our significant knowledge of LaSalle’s assets and markets make us the perfect and obvious strategic partner for LaSalle. Our plan is to retain the vast majority of LaSalle’s non-executive employees and grow the value of the combined entity. LaSalle shareholders and employees will both have an opportunity to benefit from the materially higher current value of our proposal compared to the Blackstone price and the ability to participate in the future upside of our combined world-class portfolio.

It is clear that the value of our offer is substantially greater than the value of the Blackstone agreement. It is also clear that LaSalle shareholders expect to receive far more value for their shares than Blackstone’s agreement will provide given that LaSalle shares have been trading at a significant premium to the $33.50 per share offer price since the Blackstone deal was announced. In addition, any shareholders who wanted cash at $33.50 per share have likely already received it as over 70 million of LaSalle’s outstanding shares have traded since the Blackstone deal announcement, and all of them at prices above $33.50 per share. Therefore, we request that you enter into discussions with us to finalize a merger agreement so that LaSalle shareholders can realize far greater value for their shares.

Sincerely yours,

Jon E. Bortz
Chairman, President & CEO
Pebblebrook Hotel Trust

Exhibit A

Summary of Key Terms of Non-Binding Proposed Combination of Pebblebrook Hotel Trust ("Pebblebrook") and LaSalle Hotel Properties ("LaSalle")

1. Merger Consideration (cash or shares; maximum of 20% of the outstanding LaSalle shares will receive cash):

•	For each LaSalle common share held, each LaSalle shareholder may elect to receive:
o $37.80 in cash; or
o a fixed exchange ratio of 0.92 Pebblebrook share

•	A maximum of 20% of the outstanding LaSalle shares will receive cash and those electing cash will be subject to pro rata cutbacks in the event more than 20% of LaSalle shares elect cash

•	Pebblebrook to exchange new preferred shares for LaSalle's existing preferred shares (with substantially identical terms)
2. Management:

•	Pebblebrook senior executives to manage combined company
3. Financing Sources (no financing contingencies):

•	Pebblebrook to assume or repay LaSalle's term loans and first mortgage loans
4. Due Diligence (no diligence contingencies):

•	Proposal is not contingent on further due diligence
5. Representations, Warranties and Covenants (customary and reciprocal):

•	Customary and reciprocal to both LaSalle and Pebblebrook
6. Break-up Fee:

•	$112.0 million
7. Pebblebrook Board Approval:

•	Pebblebrook's Board of Trustees has approved the terms contained herein
8. Above terms subject to the following assumptions and conditions:

•	Termination of the Blackstone agreement and concurrent execution of a definitive merger agreement

•	No payments or vesting under change in control severance agreements for Pebblebrook's executive officers

This summary is non-binding and neither party shall be under any legal obligation with respect to a merger transaction unless and until each party executes a definitive merger agreement.

About Pebblebrook Hotel Trust

Pebblebrook Hotel Trust is a publicly traded real estate investment trust (“REIT”) organized to opportunistically acquire and invest primarily in upper upscale, full-service hotels located in urban markets in major gateway cities. The Company owns 28 hotels, with a total of 6,973 guest rooms. The Company owns hotels located in 9 states and the District of Columbia, including: Los Angeles, California (Beverly Hills, Santa Monica and West Hollywood); San Diego, California; San Francisco, California; Washington, DC; Coral Gables, Florida; Naples, Florida; Buckhead, Georgia; Boston, Massachusetts; Minneapolis, Minnesota; Portland, Oregon; Philadelphia, Pennsylvania; Nashville, Tennessee; Columbia River Gorge, Washington; and Seattle, Washington. For more information, please visit us at www.pebblebrookhotels.com and follow us on Twitter at @PebblebrookPEB.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the United States Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or other document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.

Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and

LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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Contacts:

Jon E. Bortz, Chairman and Chief Executive Officer, Pebblebrook Hotel Trust - (240) 507-1300
Raymond D. Martz, Executive Vice President and Chief Financial Officer - (240) 507-1330
Liz Zale, Pam Greene or Stephen Pettibone, Sard Verbinnen & Co - (212) 687-8080
Pat McHugh or Jon Einsidler, Okapi Partners - (212) 297-0720 or Toll Free: (855) 305-0855

For additional information or to receive press releases via email, please visit our website at
www.pebblebrookhotels.com